Soltrest Inc.
8 Tiaojiayuan Street, Suite 1402
Chaoyang District, Beijing, China 100020

December 20, 2018

United States
Securities and Exchange Commission
Washington, DC 20549

Re: Soltrest Inc. - Registration Statement on Form S-1
Filing No. 333-227526

Dear Mr. Foland;

In response to your letter dated December 17, 2018, which included comments regarding our registration statement, we have prepared the following responses:

Registration Statement on Form S-1

Cover Page

Comment 1: We note your response to prior comment 1.  We continue to believe that you are a shell company as defined in Rule 405 under the Securities Act of 1933.  Please disclose on the cover page that you are a shell company and add a risk factor that highlights the consequences of your shell company status, including the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144.  Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Response: as per your comment we have put the disclosure on a cover page that we are the shell company.

We have also updated “Risk Factors” chapter in the follow order:

1.	Added a risk factor that highlights the consequences having shell company status, including the prohibition on the use of Form S-8 by shell companies.
2.	Added a risk factor that enhanced reporting requirements imposed on shell companies.
3.	Added a risk factor about conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144.
4.	Described the potential impact on our ability to attract additional capital through subsequent unregistered offerings.

Thank you.

Sincerely,

/s/ Li Weiwei	Director
Li Weiwei